CITIZENS CAPITAL MARKETS, INC.

(SEC I.D. No. 8-69651)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

OMB APPROVAL	
OMB Number	3235-0123
Expires	October 31, 2023
Estimated avg burden hours per response	12.00

SEC FILE NUMBER
8-69651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Citizens Capital Markets, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ **Broker-dealer** ☐ **Security-based swap dealer** ☐ **Major security-based swap participant**
☐ **Check here if respondent is also an OTC derivatives dealer**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
28 State Street, MS1240
Boston, Massachusetts 02118

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Raymond Jackson (415) 835-3979

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116
PCAOB Registration Date and Number: 10/20/03   #34

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See section 240.17a-5(e)(1)(ii).

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

<u>OATH OR AFFIRMATION</u>

I, **Raymond Jackson**, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Citizens Capital Markets, Inc. as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF Texas
COUNTY OF Denton

The foregoing instrument was acknowledged before
me this 24th day of Feb, 2023, by Raymond tuckson

_____   Shelby Hogan
Notary Public's Signature   Notary Name
My Commission Exp. 02/09/2026

SHELBY HOGAN
Notary Public, State of Texas
Comm. Expires 02-09-2026
Notary ID 133579956

_____
Signature

CHIEF FINANCIAL OFFICER.
Title

This filing** contains (check all applicable boxes):
- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Citizens Capital Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citizens Capital Markets, Inc., (the "Company"), a wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2023

We have served as the Company's auditor since 2016.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
(IN THOUSANDS, EXCEPT SHARE FIGURES)

ASSETS

Cash, cash equivalents and restricted cash	$	132,903
Goodwill		94,084
Investment securities owned, at fair value		13,410
Operating lease right-of-use asset		7,136
Fees receivable		7,090
Intangible assets - net of accumulated amortization of $7,591		6,367
Deferred taxes, net		930
Income taxes receivable		656
Premises and equipment - net of accumulated depreciation of $605		495
Prepaid and other assets		1,183
TOTAL ASSETS	$	264,254

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Subordinated debt with Parent	$	125,000
Accrued incentive compensation		18,990
Payable to clearing organization		8,186
Operating lease liability		7,719
Investment securities sold but not yet purchased, at fair value		3,432
Income taxes payable to Affiliates		2,946
Interest payable on subordinated debt with Parent		35
Accrued expenses and other liabilities		26,242
TOTAL LIABILITIES		192,550

STOCKHOLDER'S EQUITY:

Common stock, $1 par value, 10 shares authorized, issued and outstanding		—
Additional paid-in capital		40,000
Retained earnings		31,704
TOTAL STOCKHOLDER'S EQUITY		71,704
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	264,254

See accompanying notes to Statement of Financial Condition.

1. NATURE OF OPERATIONS

Citizens Capital Markets, Inc. (the "Company" or "CCMI"), is a Massachusetts corporation incorporated on September 21, 1995, a registered broker-dealer with the United States Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with FINRA as an introducing broker-dealer and does not hold customer funds or customer securities. CCMI is a wholly-owned subsidiary of Citizens Financial Group, Inc. ("CFG", or "Parent"), and provides investment banking and advisory services related to merger & acquisitions ("M&A"), capital raises, and financial & strategic advisory, as well as business valuation services. The Company is also engaged in underwriting, dealing and trading corporate debt obligations for institutional clients. CCMI clears all securities transactions on a fully disclosed basis through third-party clearing brokers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates
The financial statement includes the accounts of the Company and is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company.

The preparation of the financial statement in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash
For the purposes of reporting cash flows, balances include highly liquid investments with an original maturity date of less than 90 days. At December 31, 2022, cash, cash equivalents and restricted cash was $132,903, which included $49,854 of U.S. Treasury securities, $79,706 of cash at a clearing organization, $2,843 of operating cash and $500 of restricted cash. Restricted cash represents cash kept on deposit with the clearing organization. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing organization if the minimum cash deposit is not maintained.

Securities Transactions
Securities owned and securities sold, but not yet purchased are are recorded on a trade date basis and marked at fair value.

Goodwill and Other Intangible Assets
Goodwill is the purchase premium associated with the acquisition of a business and is assigned to reporting units at the acquisition date. A reporting unit is a business operating segment or a component of a business operating segment. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support the value of the goodwill. The entire goodwill balance is allocated to one reporting unit, M&A and Financial Advisory.

Goodwill is not amortized, but is subject to an annual impairment test. The goodwill impairment analysis involves comparing each reporting unit's fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is deemed not impaired. If the carrying value exceeds fair value, goodwill is deemed impaired by the amount the carrying value exceeds the fair value of the reporting unit. The goodwill impairment recognized cannot not exceed the carrying value of goodwill.

The Company reviews goodwill for impairment annually as of October 31, or more often if events or circumstances indicate that it is more likely than not that the fair value of one or more reporting unit is below its carrying value. The fair values of the Company's reporting units are determined using a combination of income and market-based approaches. The Company relies on the income approach (discounted cash flow method) for determining fair value. Market and transaction approaches are used as benchmarks to corroborate the value determined by the discounted cash flow method. The Company relies on several assumptions when estimating the fair value of its reporting unit using the discounted cash flow method. These assumptions include the discount rate, as well as income tax and capital retention rates.

Other intangible assets represent purchased long-lived intangible assets, primarily a client referral network, trade name, and customer list which can be distinguished from goodwill. Other intangible assets, which are also subject to annual evaluation for impairment, are amortized on a straight-line basis over periods ranging from two to five years.

Premises and Equipment
Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Additions to premises and equipment are recorded at cost. The cost of major additions, improvements and betterments is capitalized. Normal repairs and maintenance and other costs that do not improve the property, extend the useful life or otherwise do not meet capitalization criteria are charged to expense as incurred. The Company evaluates premises and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Refer to Note 6 for further details.

Incentive Compensation
The Company maintains an annual bonus plan which involves the award of cash and CFG restricted stock units to certain individuals of the Company. A restricted stock unit is the right to receive shares of CFG stock on a future date, which may be subject to time-based vesting conditions. Time-based restricted stock units granted generally become vested ratably over a three-year period.

The Company measures compensation expense related to restricted stock units based upon the fair value of the awards on the grant date, adjusted for forfeitures as they occur.

Leases
The Company determines if an arrangement is a lease at inception. At commencement, the Company recognizes a right-of-use asset and a corresponding lease liability based on the present value of the lease payments over the non-cancelable lease term. A right-of-use asset represents the value of the Company's contractual right to use an underlying leased asset and a lease liability represents the Company's contractual obligation to make payments on the same underlying leased asset. As the Company's lease does not specify an implicit rate, the Company uses the incremental borrowing rate based on information available at the lease commencement date to determine the present value of the lease payments.

In its normal course of business, the Company may lease equipment and office space. Lease terms predominantly range from one year to ten years and may include options to extend the lease, terminate the lease, or purchase the underlying asset at the end of the lease. Certain lease agreements may include rental payments based on an index or are adjusted periodically for inflation. When the Company has lease agreements that contain lease and non-lease components, these components are accounted for as a single lease component. Leases with an initial term of 12 months or less are recognized in occupancy expense in the Statement of Operations on a straight-line basis over the remaining lease term. Refer to Note 7 for further details.

The Company evaluates right-of-use assets for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

Fair Value
The Company categorizes assets and liabilities carried at fair value on its Statement of Financial Condition based on a three-level hierarchy. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

The aforementioned three-level hierarchy is defined as follows:

- *Level 1* - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities;

- *Level 2* - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; and other inputs that are observable or can be corroborated by market data for substantially the full term of the asset or liability; and

- *Level 3* - Unobservable inputs to the valuation methodology that are supported by little or no market information and are significant to the fair value measurement.

Asset and liability categorizations within the valuation hierarchy are based upon the lowest level of input that is significant to the fair value measurement. Refer to Note 12 for further details.

3.   **ACQUISITIONS**

On June 8, 2022, CCMI acquired DH Capital, Inc. ("DH Capital") for $47,398. DH Capital is a New York-based advisory firm that delivers a range of financial services to commercial clients nationwide. The acquisition strengthens CCMI's ability to serve clients by further accelerating the build-out of its M&A and financial advisory capabilities.

The DH Capital transaction was accounted for as a business combination. Accordingly, the assets acquired and liabilities assumed from DH Capital were recorded at fair value as of the transaction date. The determination of fair value requires management to make estimates about, among other things, discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and are subject to change. The fair value of the assets acquired and liabilities assumed from DH Capital were deemed final as of December 31, 2022.

The following summarizes the fair value of the consideration transferred to acquire DH Capital and the amounts of identified assets acquired and liabilities assumed at the acquisition date.

Fair value of consideration transferred:
The total fair value of cash consideration, as of the acquisition date, was $47,398, of which $21,527 represents contingent consideration payable in 2025. The contingent consideration amount was calculated using a discounted cash flows method based on expected revenue during the measurement window. The contingent payment can range anywhere from zero to $29,100.

Recognized amounts of identifiable assets acquired and liabilities assumed:

Goodwill	$	42,165
Referral network		4,938
Accounts receivable		208
Prepaid expenses		162
Fixed assets		13
Gross assets acquired		47,486
Accounts expenses		(17)
Accounts payable		(8)
Other liabilities		(63)
Gross liabilities assumed		(88)
Total identifiable net assets	$	47,398

4. **RELATED PARTY TRANSACTIONS**

The Company has entered into service agreements with its affiliates Citizens Bank, National Association ("CBNA") and CFG (collectively, the "Affiliates"). The Affiliates provides support services to the Company and allocate direct and indirect costs attributable to the Company. Such costs include, but are not limited to, costs of the bank personnel providing services to the Company, including finance, human resources, technology, risk, audit, and facilities. The Company had outstanding payables of $2,981 due to Affiliates as of December 31, 2022.

The Company has a subordinated credit facility with CFG. The facility was refinanced on September 15, 2022 increasing the borrowing limit to $210,000. The subordinated loan drawn on this credit facility matures on September 15, 2025 and bears interest at 5.03% per annum.

The Company maintains four checking accounts with CBNA and cash held was $2,843 as of December 31, 2022.

5. **GOODWILL AND INTANGIBLE ASSETS**

On June 8, 2022, the Company acquired the assets of DH Capital and recorded goodwill of $42,165; all of which is deductible for tax purposes and amortized over 15 years. The initial purchase price for the acquisition was $47,398, of which the remaining amount of $21,527 will be paid in 2025. The goodwill recorded in connection with the acquisition resulted from the expected synergies, operational efficiencies and expertise of the retained DH Capital employees.

Through the Company's acquisition activity since inception, referral networks and a customer list have been acquired and recorded as intangible assets.

The following table summarizes the intangible assets as of December 31, 2022:

(dollars in thousands)		December 31, 2022		
Acquisitions:	Original Expected Useful Life	Gross carrying value	Accumulated amortization	Net
Referral networks	5 years	$ 8,249	$ 3,349	$ 4,900
Customer list	5 years	5,455	4,182	1,273
Other:				
Software	5 years	254	60	194
Total:		$ 13,958	$ 7,591	$ 6,367

No impairments of goodwill or intangible assets were recorded for the year ended December 31, 2022.

6. **PREMISES AND EQUIPMENT**

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets, typically five to ten years.

	December 31, 2022
Premises	$ 489
Equipment	611
Total premises and equipment	1,100
Less: accumulated depreciation	(605)
Premises and equipment, net	$ 495

7. **LEASES**

The Company has four operating leases for office space with a weighted average remaining lease term of five years and a weighted average discount rate of 2.03%. Three of the four leases have options that if exercised, would extend the terms to between 2030 and 2038. Operating lease cost is recognized on a straight-line basis over the lease term in the Statement of Operations.

At December 31, 2022, lease liabilities maturing under non-cancelable operating leases are presented below for the years ended December 31:

2023	$ 1,789
2024	1,964
2025	1,530
2026	1,132
2027	911
Thereafter	764
Total lease payments	8,090
Less: interest	(371)
Total lease liability	$ 7,719

8. **ACCRUED INCENTIVE COMPENSATION**

As of December 31, 2022, the total accrued amounts under each of the incentive compensation plans are as follows:

Annual bonus plan	$	14,790
Accrued incentive plan		4,200
Total	$	18,990

The amounts are included in the Statement of Financial Condition, in the accrued incentive compensation line.

9. **SHARE-BASED COMPENSATION**

The following table presents the activity related to the Company's incentive compensation from CFG share-based awards for the year ended December 31, 2022:

	CFG Share Awards	Weighted Average - Grant Price
Outstanding, January 1, 2022	157,325 $	41.57
Granted	264,443	48.46
Vested and distributed	(68,748)	40.17
Forfeitures	(19,078)	47.62
Outstanding, December 31, 2022	333,942 $	46.97

10. **NET CAPITAL REQUIREMENTS**

The Company is a registered broker-dealer and, therefore, subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company maintain minimum net capital, as defined, equal to $250. As of December 31, 2022, the Company had net capital of $77,691, which was in excess of the required net capital of $250 by $77,441.

11. **INCOME TAXES**

The Company, along with other Affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. The Company also files in a number of state jurisdictions on a stand alone basis. For federal taxes and for taxes in states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision (benefit) with the Affiliates by agreement through intercompany accounts. At December 31, 2022, the Company's income taxes payable of $2,290 included a payable to the Affiliates of approximately $2,946 and a receivable related to state stand alone filings of approximately $656.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

CITIZENS CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
(Amounts in thousands except share data)

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2022, are as follows:

Deferred tax assets:		
Deferred compensation	$	1,167
Accrued Expenses		515
Total deferred tax assets		1,682
Deferred tax liabilities:		
Amortization of intangibles		592
Depreciation		160
Total deferred tax liabilities		752
Deferred taxes, net	$	930

There was no change in valuation allowance from December 31, 2021 to December 31, 2022.

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service ("IRS") and various state and local tax jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2018. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the Statement of Operations.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2022.

12. FAIR VALUE MEASUREMENTS

The valuation techniques used to measure the Company's assets and liabilities at fair value depend upon the specific nature of the asset and liability. The following is a description of the valuation methodologies and summary of assets and liabilities measured at fair value on the Statement of Financial Condition on a recurring basis at December 31, 2022:

Level 1: *U.S. Treasury obligations:* U.S Treasury obligations are measured based on quoted prices for identical instruments in active markets.

Level 2: *Corporate Bonds:* Debt obligations of domestic corporations are valued using quoted prices for similar assets and liabilities in active markets.

Level 3: *Business acquisitions consideration payable:* The carrying amount of the future amount payable relating to business acquisitions approximates fair value. Payables are valued using a discounted cash flows method using a market-based discount rate that includes a risk-free rate plus an equity risk premium.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
(Amounts in thousands except share data)

The following table presents the estimated fair value for assets and liabilities recorded at fair value on a recurring basis in the Statement of Financial Condition under the caption indicated:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents, at fair value:				
U.S. treasury obligations	$ 49,854	$ —	$ —	$ 49,854
Investment securities, at fair value:				
Corporate Bonds	—	13,410	—	13,410
Total assets	$ 49,854	$ 13,410	$ —	$ 63,264
Liabilities:				
Accrued expenses and other liabilities:				
Business acquisitions payable	—	—	23,619	23,619
Investment securities sold but not yet purchased, at fair value:				
Corporate Bonds	—	3,432	—	3,432
Total liabilities	$ —	$ 3,432	$ 23,619	$ 27,051

For the Company's financial assets and liabilities not measured at fair value, the carrying values reported in the Statement of Financial Condition approximate fair value.

13. GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

The Company, from time to time, is involved in litigation or other proceedings related to various claims. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations, or cash flows. Legal reserves are established when it is probable that a liability has been incurred at the date of the financial statement and the amount of the loss can be reasonably estimated. Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change.

In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims against the Company. The Company expects the risk of loss to be remote.

14. SUBSEQUENT EVENTS

Based on the Company's evaluation, there are no further events that have occurred subsequent to December 31, 2022 through February 24, 2023 that would require disclosure or adjustment in the financial statements.